

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 7, 2017

Via E-mail
Mr. Stuart Spence
Chief Financial Officer
McDermott International Inc.
757 N. Eldridge PKWY
Houston, Texas 77079

> **Re: McDermott International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 1-8430**

Dear Mr. Spence:

   We have limited our review to only your financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page28

1.   In light of your disclosure on page 84 that your Non-Panama operations impacted your effective tax rate by (14) and 29 basis points in 2016 and 2015, please expand your disclosures to more fully explain the specific changes in your mix of income in the jurisdictions that materially impacted your effective tax in each period presented. Please also explain your reference to "the release of the remaining $9 million valuation allowance" in Saudi Arabia and "partially release $4 million valuation allowance" in Mexico as favorably impacting your tax provision in 2016 in light of your reconciliation on page 84 which indicates the valuation allowance unfavorably impacted your 2016 tax provision by 24 basis points (or approximately $19.8 million). Address these valuation

allowance disclosures in light of the $1.2 million decrease in you valuation allowance from $336.1 million as of December 31, 2015 to $335 million as of December 31, 2016. In this regard, please explain the nature of the $15,830 "Charge to Other Accounts" as reflected in 2016 activity within Schedule II. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction